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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1996

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to _____________

                 Commission file number 0-10196


                  INDEPENDENT BANKSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP/401(K) PLAN


                  INDEPENDENT BANKSHARES, INC.
                       547 Chestnut Street
                      Abilene, Texas  79602

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

                  INDEPENDENT BANKSHARES, INC.,
              EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                    FINANCIAL STATEMENTS AND
                  INDEPENDENT AUDITORS' REPORT

                   December 31, 1996 and 1995

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                            CONTENTS

                   December 31, 1996 and 1995

                                                             Page

FINANCIAL STATEMENTS:

     Independent Auditors' Report                               3

     Statements of Net Assets Available for Plan
      Benefits                                                  4

     Statements of Changes in Net Assets Available
      for Plan Benefits                                         5

     Notes to Financial Statements                              6

SUPPLEMENTARY INFORMATION:

     Independent Auditors' Report on Supplementary
      Information                                              10

     Schedule of Assets Held for Investment Purposes           11

     Schedule of Reportable Transactions                       12

     Signature                                                 13

     Index to Exhibits                                         14

                          [Letterhead]

                         March 25, 1997

To the Employee Stock Ownership/401(k)
 Plan Committee of Independent Bankshares, Inc.
 Abilene, Texas

                  Independent Auditors' Report

     We have audited the accompanying statements of net assets available for plan benefits of the Independent Bankshares, Inc. Employee Stock Ownership/401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Independent Bankshares, Inc. Employee Stock Ownership/401(k) Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

                              /s/ Condley and Company, L.L.P.

                              Certified Public Accountants

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           December 31,
                                           ------------
                                        1996           1995
                                        ----           ----
     ASSETS

CASH AND CASH EQUIVALENTS               $   85,434     $   96,344

CONTRIBUTIONS RECEIVABLE                         0          2,919

INVESTMENTS AT FAIR VALUE (NOTE 5)       1,861,924      1,220,693

NOTES RECEIVABLE (NOTE 6)                   24,773          3,595

ACCRUED INCOME                                  60          3,508
                                        ----------     ----------
TOTAL ASSETS                             1,972,191      1,327,059

LIABILITIES                                  4,859          4,425
                                        ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $1,967,332     $1,322,634
                                        ==========     ==========


The accompanying notes are an integral part of the financial statements.

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                      Year Ended December 31,
                                      -----------------------
                                        1996           1995
                                        ----           ----
ADDITIONS:

Investment Income:
  Net unrealized appreciation
   in fair value of investments         $  588,185     $  511,937
 Dividend income                            21,591         18,311
 Interest income                             6,343          5,314
 Miscellaneous income                            8            122
 Gain on sale of investments                 1,949            414
                                        ----------     ----------
     Total Investment Income               618,076        536,098
Employer contributions                      76,751         69,690

Employee contributions                      49,612         63,316
                                        ----------     ----------
     Total Additions                       744,439        669,104
                                        ----------     ----------
DEDUCTIONS:

 Distributions to participants              80,161         47,946

 Administrative expenses                    19,580         17,212
                                        ----------     ----------
     Total Deductions                       99,741         65,158
                                        ----------     ----------
NET INCREASE                               644,698        603,946

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

 Beginning of Year                       1,322,634        718,688
                                        ----------     ----------
 End of Year                            $1,967,332     $1,322,634
                                        ==========     ==========


The accompanying notes are an integral part of the financial statements.

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS

                   December 31, 1996 and 1995

NOTE 1:   DESCRIPTION OF PLAN

     Independent Bankshares, Inc. (the "Company") established the Independent Bankshares, Inc. Employee Stock Ownership Plan (the "Plan") effective January 1, 1987. The Plan is an employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by Independent Bankshares, Inc. Employers participating in the Plan during the year are Independent Bankshares, Inc. and its wholly owned subsidiaries First State Bank, N.A., Abilene, Texas and First State Bank, N.A., Odessa, Texas. On December 30, 1996, First State Bank, N.A., Odessa was merged with and into First State Bank, N.A., Abilene. First State Bank, N.A., Abilene is now the Plan's trustee.

     The Plan was amended in 1993 to add 401(k) provision. This allows plan participants to make salary deferrals which are credited to each participant's account. The Plan name was changed to the Independent Bankshares, Inc. Employee Stock Ownership/401(k) Plan.

     The more significant aspects of the Plan are summarized below:

Eligibility to Participate

     An employee becomes a participant on the January 1 or July 1 coincident with or immediately following the later of the date on which he or she completes one year of service (1,000 hours), and attains age 21.

Employer's Contributions

     The Company, at its discretion, annually will determine the amount of its contribution, if any, to the Plan. The Company may make its contribution to the Plan in cash or in the Company's common stock or such property that is acceptable to the trustee. For each plan year the Company and its subsidiaries contribute to the Plan, the allocation of the contribution will be based upon a participant's proportionate share of the total compensation paid during that plan year to all participants in the Plan. The Company may also, at its discretion, make a matching contribution of up to 5% of eligible participants' yearly compensation.

Employee Contributions

     The Plan permits (but does not require) employees to make voluntary contributions or salary deferrals up to the maximum amount allowable by law.

Vesting

     An employee's interest in the contributions by the Company and its subsidiaries to the Plan for the employee's benefit becomes 100% vested (nonforfeitable) upon the employee attaining age 65, or if the employee terminates employment because of death or disability. If an employee terminates employment prior to normal retirement age for any reason other than death or disability, then the employee's interest in the contributions by the Company and its subsidiaries to the Plan for the employee's benefit becomes vested in accordance with the following schedule:


          Years of Service                   Nonforfeitable
          With the Employer                  Accrued Benefit
          -----------------                  ---------------
             Less than 2                          None
                  2                                10%
                  3                                20%
                  4                                40%
                  5                                60%
                  6                                80%
                  7                               100%


Forfeitures

     The Plan provides two methods of vesting forfeiture. The primary method of vesting forfeiture is the "forfeiture break in service" rule. The secondary method of forfeiture is the "cash out" rule. Termination of employment alone will not result in a forfeiture under the Plan unless an employee does not return to employment with the Company before incurring a "forfeiture break in service" (a period of 5 consecutive plan years). The cash out rule becomes operative if an employee terminates employment and receives a total distribution of the vested portion of his or her account balance.

Distributions

     Distributions after an employee attains age 65 will be paid as soon thereafter as practical.

     If an employee dies prior to receiving all of his or her benefits under the Plan, the trustee will pay the balance of their account to their beneficiary.

     If an employee becomes disabled, the trustee will pay his or her account balance as if he or she had retired.

     If an employee terminates employment prior to attaining normal retirement age, the trustee will distribute the employee's vested interest in lump sum or in equal installments over a fixed period of time. The Employee Stock Ownership/401(k) Plan Committee will direct the trustee to distribute the employee's vested interest in the Plan at any time prior to the close of the plan year in which the employee separates from service, postpone distribution until after the plan year in which the employee separates from service, or postpone distribution until the employee attains age 65.

Plan Termination

     The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

     The common shares of the Company are valued at fair value on December 31 of each year. Fair values at December 31, 1996 and 1995, was determined by using the closing sales prices for the last market transaction on or prior to those dates according to the American Stock Exchange.

     Each preferred share of the Company was convertible into 18.375 common shares. The preferred shares were valued using the fair value of the common shares on December 31, 1995. The Company converted 2,918 of the preferred shares into 53,618 of the common shares during the year ended December 31, 1996.

     Mutual funds owned by the Company are valued on December 31 of each year. Fair value is determined by the fair value on December 31 as published in the Wall Street Journal.

     Dividend income is accrued on the ex-dividend date.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the specific identification method.

Contributions

     Contributions are recognized in the year in which they are declared and not received.

NOTE 3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1995, that the Plan is qualified and tax-exempt under the appropriate sections of the Code.

NOTE 4.   ADMINISTRATION OF PLAN ASSETS

     The Plan's assets, which consist principally of the Company's Common Stock and mutual funds, are held by the trustee of the Plan.

     Contributions are held and managed by the trustee under the direction of the Employee Stock Ownership/401(k) Plan Committee.
The trustee invests contributions received, interest, and dividend income and makes distributions to participants.

     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

NOTE 5.   INVESTMENTS

     The Plan's investments, at December 31, are presented in the following table:



                                                     1996
                                   --------------------------------------
                                   Number of
                                   Shares Held       Cost      Fair Value
                                   ------------     --------    ----------
Independent Bankshares, Inc.
 Common Stock                      112,672         $371,417    $1,789,231
Federated Managed Income Fund          891.7925       9,139         9,275
Federated Managed Growth &
 Income Fund                         2,535.7119      26,970        28,070
Federated Managed Growth Fund        1,701.965       18,470        20,066
Federated Managed Aggressive
 Growth Fund                         1,263.966      13,959        15,282
                                                    --------    ----------
                                                    $439,955    $1,861,924
                                                    ========    ==========


                                             1995
                              -----------------------------------
                              Number of
                              Shares Held    Cost      Fair Value
                              -----------    ----      ----------
[S]                           [C]            [C]       [C]
Independent Bankshares, Inc.
 Common Stock                    55,338      $222,814  $  594,884
Independent Bankshares, Inc.
 Series C Preferred Stock         2,918       122,556     576,395
Federated Managed Income Fund       560.58      5,657       5,886
Federated Managed Growth &
 Income Fund                      1,824.88     18,887      20,092
Federated Managed Growth Fund     1,223.85     12,730      13,854
Federated Managed Aggressive
 Growth Fund                        842.02      8,784       9,582
                                             --------  ----------
                                             $391,428  $1,220,693
                                             ========  ==========

NOTE 6.   NOTES RECEIVABLE

     Notes receivable from participants as of December 31, consist of the following:

                                              1996           1995
                                              ----           ----
      [S]                                     [C]            [C]

Randal Crosswhite, originated March 29,
1995, at $2,600 with quarterly payments
of $163 and interest accruing at 9%           $ 1,938        $2,111

Joel Valesquez, originated April 18, 1996,
at $1,195 with monthly payments of $54 and
interest accruing at 8.25%                        812             0

Karen Timmons, originated September 19,
1996, at $850 with monthly payments of $39
and interest accruing at 8.5%                     745             0

Carolyn Marshall, originated November 5,
1996, at $3,850 with monthly payments of
$100 and interest accruing at 8.75%             3,778             0

Albert Jordan, originated December 13,
1996, at $9,000 with monthly payments of
$408 and interest accruing at 9%                9,000             0

Randal Crosswhite, originated December 23,
1996, at $8,500 with monthly payments of
$173 and interest accruing at 8.25%             8,500             0

Various loans originating in 1995                   0         1,484
                                              -------        ------
                                              $24,773        $3,595
                                              =======        ======

                    SUPPLEMENTARY INFORMATION

                        March 25, 1997

To the Employee Stock Ownership/401(k)
 Plan Committee of
  Independent Bankshares, Inc.
  Abilene, Texas

    Independent Auditors' Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ Condley and Company, L.L.P.

                              Certified Public Accountants


                            INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
                                                     EIN 75-1717279
                                                      Plan No. 003
                                            Plan Year Ended December 31, 1996

                               Item 30a - Schedule of Assets Held for Investment Purposes


a                                  b                                     c          d

                                   Description of Investment,
                                   Including Maturity Date, Rate
Identify of Issuer, Borrower       of Interest, Collateral, Par or                  Current
Lessor, or Similar Party           Maturity Value                        Cost       Value
----------------------------       -------------------------------       ----       -------
Independent Bankshares, Inc.       112,672 shares of $0.25 par value
                                    Common Stock                         $371,417   $1,789,231

Federated Managed Income Fund      891.7925 fund units                      9,139        9,275

Federated Managed Growth &
 Income Fund                       2,535.7119 fund units                   26,970       28,070

Federated Managed Growth Fund      1,701.965 fund units                    18,470       20,066

Federated Managed Aggressive
 Growth Fund                       1,263.966 fund units                    13,959       15,282



                            INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
                                                     EIN 75-1717279
                                                      Plan No. 003
                                            Plan Year Ended December 31, 1996

                                     Item 30d - Schedule of Reportable Transactions


a              b                   c         d         e         f              g              h              i

               Description of                                                                     Current
               Assets (Include                                        Expense                     Value of
Identity of    Interest Rate                                          Incurred                    Asset on
Party          and Maturity in     Purchase  Selling        Lease     With           Cost of      Transaction    Net Gain
Involved       case of a Loan)     Price     Price          Rental    Transaction    Asset        Date           or (Loss)
===========    ===============     ========  =======        ======    ===========    =======      ===========    =========
Independent    Conversion of
Bankshares,    preferred shares
Inc.           to common shares    $122,556  N/A            N/A       $0             $122,556       $529,480       $0
                                             (Conversion)


                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1997 INDEPENDENT BANKSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                      By:  First State Bank, N.A., Abilene, Trustee


                      By:  /s/ Larry Melton
                           ---------------------------------------
                           Larry Melton
                           Senior Vice President and Trust Officer

                           INDEX TO EXHIBITS

Exhibit No.           Description
-----------           -----------
1.1                   Consent of Independent Public
                      Accountants